DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                      NEWPORT BEACH

 IRVINE                                                    SANTA MONICA

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Ritz Carlton Annex

(213) 400-200/ (310) 823-8300

fax (310) 301-3370

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

Don@securities-attys.com

January 8, 2012

Justin Dobbie

Legal Branch Chief

Tonya K Aldave

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re: JuQun, Inc.

Amendment No. 3 to Form 10-12G Registration Statement

Filed January 8, 2012

File No. 000-54823

Dear Mr. Dobble,

We have been employed by JuQun, Inc (the “Company”), to represent them in connection with this Amendment No. 3 to their Form 10-12G filing.

I am responding to your letter of comments dated January 2, 2013.  Amendment No 3 to the registration statement has just been filed.

I believe the Company has now complied with all of the SEC’s comments set forth in your most current comment letter.  We have filed the marked version as well to show the changes.

If you desire more information or have questions, please contact me direct on my cell phone at 213 400 2007.

We appreciate your assistance in this matter.

Very Truly Yours,

/s/

Donald G. Davis